SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE
ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTION 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-13098

CASE, LLC

(Exact name of registrant as specified in its charter)

700 STATE STREET
RACINE, WI 53404
(262) 636-6011

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6 1/4% NOTES DUE 2003, SERIES B
7 1/4% NOTES DUE 2005
7 1/4% NOTES DUE 2016

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒

Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐

Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	6 1/4% NOTES DUE 2003, SERIES B - 67 7 1/4% NOTES DUE 2005 - 82 7 1/4% NOTES DUE 2016 - 49

     Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 17, 2003	By:	/s/ ROBERTO MIOTTO

Name: Roberto Miotto
Title: Senior Vice President, General Counsel and Secretary